U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer

subject to Section 16.

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4 or Form 5

obligations may continue.

See Instruction 1(b).

1. Name and Address of Reporting Person Campbell, Ruairidh	2. Issuer Name and Ticker or Trading Symbol Wichita Development Corporation OTC- Bulletin Board Symbol=NA		6. Relationship of Reporting Person to Issuer (Check all applicable) Director 10% Owner Officer (give X Other (specify title below) below) Mr. Campbell resigned as a Director on February 28, 2001.
(Last) (First) (Middle) 600 Westwood Terrace	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year March/2001
(Street) Austin Texas 78746		5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	Amount	(A) or (D)	Price
Common Stock	September 29, 2000	P	50,000	A	$0.03	50,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4,& 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Owner-ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expir-ation Date	Title	Amt.. or No. of Shares

Explanation of Responses:

Mr. Campbell resigned his position as a director of the Issuer on February 28, 2001.

                                                                                                              March 26, 2001
                                                                                                               Date

** Intention misstatements or omission of

     facts constitute Federal Criminal Violations.                                            /s/ Ruairidh Campbell

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               **Signature of Ruairidh Campbell

                                                                                                                             Former Director of Wichita Development Corporation

Note: File three copies of this Form, one of which must be

manually signed. If space provided is insufficient,

See Instruction 6 for procedure.

SEC 1474 (8-92)